June 21, 1996

Northern Telecom (Nortel) announces merger of Elder Corporation and MICOM Communications Corp.

     TORONTO - Northern Telecom Limited (Nortel) announced the consummation of the merger between Elder corporation (Elder), an indirect wholly owned subsidiary of Nortel, and MICOM Communications Corp. (MICOM). Pursuant to the merger, Elder has merged with and into MICOM, and MICOM has become an indirect wholly owned subsidiary of Nortel. Upon the consummation of the merger, all outstanding shares of common stock of MICOM were canceled, and those shares not owned by Elder were converted into the right to receive $US 12.00 per share without interest. On June 17, 1996, Elder announced the successful completion of its previously announced tender offer for the outstanding shares of MICOM.

     Nortel works with customers worldwide to design, build, and integrate digital networks - for information, entertainment, education, and business - offering one of the broadest choices of network solutions in the industry. Nortel has shipped and installed more digital lines worldwide than any other company.

     Nortel's research capabilities around the world include a network of research and development facilities, affiliated joint ventures, and other collaborations fostering innovative product development and advanced design research in 14 countries.
Nortel had 1995 revenues of $US 10.7 billion and has approximately 63,000 employees worldwide.

                              -end-

For more information:

Robert O'Brien                  Bob Kay/David Long
Nortel, Media Relations         Nortel, Investor Relations
(905) 566-3214                  (905) 566-3178/(905) 566-3098
                                bob.Kaye@nortel.com


Or visit Nortel's web-site at http://www.nortel.com